UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer Id. (CNPJ): 02.429.144/0001-93

Company Registry No. (NIRE): 353.001.861-33

EXCERPTS FROM THE MINUTES OF THE 252nd MEETING OF THE BOARD OF DIRECTORS

HELD ON OCTOBER 29, 2014

1. DATE, TIME AND PLACE: On October 29, 2014, at 9:00 a.m., at the head office of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 142 in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to paragraph 2, article 17 of the Company’s Bylaws.

3. ATTENDANCE: All the members of the Board of Directors (“Board”). The meeting was also attended, during part of it, by the Executive Officers and by Mr. André Dorf, CEO of CPFL Renováveis.

4. PRESIDING BOARD: Chairman – Murilo Cesar L. S. Passos and Secretary – Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived since all those present were aware of its contents. The directors also resolved that these minutes be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the head office of the Company, and the publication of these minutes as an extract without the signatures of the directors.

After discussing and examining the items on the Agenda, the directors resolved on the following matters:

(i)     Approval for the fresh rescheduling of the terms of two (2) Action Plans, one of Centrais Elétricas da Paraíba S.A. – EPASA and the other of CPFL Energia;

(ii)    Take cognizance of the activities of the Advisory Committees and Commissions of the Board of Directors in October;

(iii)    Approval of the minutes of the 251st Board Meeting held on September 24, 2014;

(iv)   Take cognizance of the managerial highlights and material facts in the month of October, reported by the Chief Executive Officer;

(v)        Take cognizance of the management proposal to update the Strategic Plan for the period 2015-2019 in order to define the strategic guidelines for the businesses and growth of the CPFL group, and the premises based on which the 2015 Budget and the 2015-2019 Multiyear Projections of  the Company and its subsidiaries will be prepared;

(vi)        Ratify, as the direct controlling shareholder of CPFL Comercialização Brasil S.A. (“CPFL Brasil”), pursuant to item (p), article 17 of the Bylaws: (vi.i) the acquisition of 8.94 average-MW (eight point nine four average megawatts) of incentivized electricity from Iguaçu Minas Energia Ltda. and Iguaçu Caaratinga Energia Ltda. (jointly “Iguaçu Energia Group”), for the period 2015/2019 and the constitution of guarantee by CPFL Energia, in the form of a Corporate Suretyship Letter, for the acquisition of electricity by CPFL Brasil (Resolution 2014093-E of the Board of Executive Officers); and (vi.ii) the acquisition of 10.0 average-MW (ten average megawatts) of electricity from conventional sources, from Statkraft Energia do Brasil Ltda. (“Statkraft”), for the period 2016/2019 and the constitution of guarantee by CPFL Energia, in the form of a Corporate Suretyship Letter, for the acquisition of electricity by CPFL Brasil (Resolution 2014091-E of the Board of Executive Officers); and

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer Id. (CNPJ): 02.429.144/0001-93

Company Registry No. (NIRE): 353.001.861-33

(vii)       Recommend to the directors nominated by the Company on the Boards of Directors of subsidiaries to vote for approval of the following items: (vii.i) Rio Grande Energia S.A. (“RGE”): Election of the Employee Representative Director (ERD) for the remainder of the ongoing term of office; and (vii.ii) CPFL Energias Renováveis S.A. (“CPFL Renováveis”): Change in compensation of the Board of Executive Officers; Amendment to the bylaws of the Board of Directors Advisory Committees (Resolution 2014102-E of the Board of Executive Officers); Second rescheduling of the terms of the Internal Audit Action Plans (Resolution 2014098-E of the Board of Executive Officers); Capital increase within the authorized capital (Resolution 2014099-E of the Board of Executive Officers); and the contracting of bridge loan by Mata Velha Energética S.A. (“Mata Velha SHP”), with the provision of suretyship (Resolution 2014100-E of the Board of Executive Officers).

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors present and by the Secretary. Murilo Cesar L. S. Passos – Chairman, Renê Sanda, Claudio B. Guedes Palaia, Francisco Caprino Neto, Deli Soares Pereira, Carlos Alberto Cardoso Moreira, Maria Helena S. F. de Santana and Gisélia Silva – Secretary.

I certify that this is an extract from the original minutes recorded in the minutes book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 10, 2014

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.